FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 6 September 2023

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

6 September 2023

Chair Succession

RNS announcement

The Board of NatWest Group plc is pleased to announce that Richard Haythornthwaite (“Rick”) will succeed Sir Howard Davies as Chair, subject to regulatory approval.

Rick will join the Board of NatWest Group plc as an independent non-executive director on 8 January 2024 and following a handover period will take over as Chair on 15 April 2024, when Sir Howard Davies will stand down from the Board.

Mark Seligman, Senior Independent Director, said: “At our AGM in April 2023 we announced that we would be commencing the search for Howard’s successor. Today’s announcement follows a rigorous process which I have led along with the senior independent directors from our ring-fenced bank. After careful consideration of a number of high-quality candidates, the Board has unanimously chosen Rick as our new Chair.

Rick is a highly experienced Chair who combines a successful commercial career with a deep knowledge of financial services markets and technology, as well as a strong track record of delivery at significant customer-facing organisations.”

Sir Howard Davies said: “I am very pleased by the choice the Board has made and am confident that Rick’s experience and range of skills will complement and further strengthen the NatWest Board in the years to come. I look forward to working closely with him to ensure a smooth handover next year.”

Rick Haythornthwaite said: “It is a privilege to assume the role of NatWest Group Chair. I am inheriting a very different NatWest compared to my predecessor; one that is more customer focused, financially resilient and well positioned to maintain its recent strong performance. I look forward to working with the Board to build on the exceptional progress made, so we can continue to support the UK economy and deliver for our customers and stakeholders.”

Rick is Chair of Ocado Group plc and a non-executive director of NYSE-listed Globant S.A. He also has a number of private company directorships which include chairing the AA, QiO Technologies Ltd and Railsr, alongside a role as an advisory partner at investment bank Moelis & Co.

Prior to taking up his appointment as Chair of Natwest Group plc, Rick will be stepping down as a director of Globant S.A. and from his private company directorships apart from the AA where he will transition to become a Non-Executive Director.

Previous roles:

•	Global Chair of Mastercard Inc.: 2006-2020.

•	Chair of Centrica plc: 2014-2019.

•	Chair of Network Rail Limited: 2009-2012.

•	Chair, Haythornthwaite Review of UK Armed Forces Incentivisation: 2022-2023.

•	Chair of the Creative Industries Federation/Creative England: 2017-2022.

•	Chair of the Board of Governors of the Southbank Centre: 2008-2016.

•	CEO of Invensys plc: 2001-2005.

•	CEO at Blue Circle Group plc: 1999-2001.

•	Non-executive director at Land Securities Group plc, Imperial Chemical Industries plc, Lafarge S.A. and Cookson Group plc.

There are no other matters requiring disclosure under Rule 9.6.13 of the Listing Rules.

Fees

In accordance with section 430(2B) of the Companies Act 2006, NatWest Group plc confirms that Howard Davies will receive payment of fees for service whilst a director. Under the terms of his appointment no other remuneration payment or payment for loss of office will be made in connection with his departure.

On assuming the role of Chair, Rick Haythornthwaite’s fee will be £775,000 p.a., which is the fee currently paid to Howard Davies (increased from £750,000 to £775,000 from 1 May 2023 following a fee review).

For further information contact:

NatWest Group Investor Relations:

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	6 September 2023	By:	/s/ Dearbhla Kelly
			Name:	Dearbhla Kelly
			Title:	Assistant Secretary